EXHIBIT (11)
THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
Computation of Earnings Per Share
Amounts in millions except per share amounts

	Years Ended June 30
	2008	2007	2006	2005	2004
BASIC NET EARNINGS PER SHARE
Net earnings	$12,075	$10,340	$8,684	$6,923	$6,156
Preferred dividends, net of tax benefit	176	161	148	136	131

Net earnings available to common shareholders	$11,899	$10,179	$8,536	$6,787	$6,025

Basic weighted average common shares outstanding	3,080.8	3,159.0	3,054.9	2,515.6	2,580.1

Basic net earnings per common share	$3.86	$3.22	$2.79	$2.70	$2.34

DILUTED NET EARNINGS PER SHARE
Net earnings	$12,075	$10,340	$8,684	$6,923	$6,156
Deduct preferred dividend impact on funding of ESOP	0	0	0	1	4

Diluted net earnings	$12,075	$10,340	$8,684	$6,922	$6,152

Basic weighted average common shares outstanding	3,080.8	3,159.0	3,054.9	2,515.6	2,580.1
Add potential effect of:
Conversion of preferred shares	144.2	149.6	154.1	158.3	164.0
Exercise of stock options and other unvested equity awards	91.8	90.0	76.9	63.2	55.3

Diluted weighted average common shares outstanding	3,316.8	3,398.6	3,285.9	2,737.1	2,799.4

Diluted net earnings per common share	$3.64	$3.04	$2.64	$2.53	$2.20

(1)	Despite being included currently in diluted net earnings per common share, the actual conversion to common stock occurs pursuant to the repayment of the ESOP debt through 2021.

(2)	Approximately 40 million in 2008, 41 million in 2007, and 44 million in 2006 of the Company’s outstanding stock options were not included in the diluted net earnings per share calculation because to do so would have been antidilutive (i.e., the total proceeds upon exercise would have exceeded the market value of the underlying common shares).